INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDING MARCH 31, 2006

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

The Interim Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or the “Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  Certain information and disclosures normally required to be included in notes to Annual Consolidated Financial Statements have been condensed or omitted.  The Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated Financial Statements and the notes thereto in Talisman’s Annual Report Financial Review for the year ended December 31, 2005.

1.  Significant Accounting Policies

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Consolidated Financial Statements for the year ended December 31, 2005 except for the following:

During the first quarter of 2006, changes were made to the reporting segments, with reclassifications made to the corresponding comparative period.  The United Kingdom and Scandinavia, which were reported in aggregate as the North Sea in 2005, are reported separately in 2006.  The reporting segment entitled “Other” for 2006 includes North Africa (Algeria and Tunisia) and Trinidad and Tobago, which were reported separately in 2005.

2.  Goodwill

Changes in carrying amount of the Company’s goodwill are as follows:

	March 31, 2006	December 31, 2005
Opening balance	$1,504	$466
Acquired during the period	-	1,098
Foreign currency translation effect	15	(60)
Closing balance	$1,519	$1,504

In January of 2006, the Company completed its acquisition of the remaining 2% of the voting common shares of Paladin Resources plc (Paladin), an oil and gas exploration and development company, for a total of 100%. The Company’s evaluation of the net assets and liabilities acquired has not yet been finalized.

3.  Asset Retirement Obligations (ARO)

Changes in carrying amounts of the Company’s asset retirement obligations associated with our property, plant and equipment are as follows:

	March 31, 2006	December 31, 2005
ARO liability, beginning of year[1]	$1,348	$1,295
Liabilities incurred during period	-	279
Liabilities settled during period	(10)	(32)
Accretion expense	19	76
Revisions in estimated future cash flows	10	(111)
Foreign currency translation	15	(159)
ARO liability, end of period[1]	$1,382	$1,348

1   Included in December 31, 2005 and March 31, 2006 liabilities are $28 million of short-term reclamation costs recorded in accounts payable on the balance sheet for a net long-term ARO liability of $1,320 and $1,354 respectively.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

4.  Share Capital

Talisman’s authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares.  No preferred shares have been issued.

Continuity of common shares	March 31, 2006		December 31, 2005
	Shares	Amount	Shares	Amount
Balance, beginning of year	366,261,315	$2,609	375,185,290	$2,666
Issued on exercise of options	10,275	$1	165,125	8
Purchased during the period	-	-	(9,089,100)	(65)
Balance, end of period	366,271,590	$2,610	366,261,315	$2,609

Pursuant to a normal course issuer bid renewed in March 2006, Talisman may repurchase up to 18,313,400 of its common shares representing 5% of the outstanding common shares of the Company at the time the normal course issuer bid was renewed.  During the first three months of 2006 the Company did not repurchase any common shares (2005 - 8,016,400 common shares for $299 million).

5.  Stock Option Plans

Continuity of stock options	March 31, 2006		December 31, 2005
	Number of	Weighted-average	Number of	Weighted-average
	Options	exercise price ($)	options	exercise price ($)
Outstanding, beginning of year	21,495,239	26.14	20,788,375	19.58
Granted during the period	3,236,315	59.10	5,921,130	42.16
Exercised for common shares	(10,275)	19.59	(165,125)	16.57
Exercised for cash payment	(1,415,680)	18.16	(4,832,109)	17.67
Forfeited	(68,160)	35.55	(217,032)	30.88
Outstanding, end of period	23,237,439	31.19	21,495,239	26.14
Exercisable, end of period	10,355,299	18.66	5,873,954	17.37

All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option.

Cash Unit Plans

In addition to the Company’s stock option plans Talisman’s subsidiaries issue stock appreciation rights under the cash unit plans. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying share of the Company.

Continuity of cash units	March 31, 2006		December 31, 2005
	Number	Weighted-average	Number	Weighted-average
	of units	exercise price ($)	of units	exercise price ($)
Outstanding, beginning of year	2,450,355	29.68	1,526,640	21.34
Granted during the period	644,505	59.11	997,310	42.22
Exercised	(158,150)	19.80	(9,900)	19.80
Forfeited	-	-	(63,695)	27.62
Outstanding, end of period	2,936,710	36.68	2,450,355	29.68
Exercisable, end of period	909,190	19.81	-	-

Stock-based Compensation

For the three months ended March 31, 2006 the Company recorded stock-based compensation expense of $46 million (2005 - $166 million) relating to its stock option and cash unit plans. Of the total expense, $68 million (2005 - $35 million) relates to options and cash units exercised for cash. The non-cash recovery of $22 million is a result of the Company’s share price being relatively unchanged from December 31, 2005, while the exercise of options and cash units reduced the pro-rated stock option liability. For the three months ended March 31, 2005 the non-cash expense of $131 million was primarily the result of the 28% increase in the Company’s share price during the period. In addition the Company capitalized $1 million (2005 - $nil) of stock-based compensation during the period.

	Three months ended March 31
	2006	2005
Average exercise price	$61.68	$40.08
Average grant price	$18.32	$17.09
Average gain per exercise	$43.36	$22.99
Number of options and cash units exercised	1,573,830	1,541,742
Cash expense ($millions)	68	35

Of the combined mark-to-market liability for stock option and cash unit plans of $689 million as at March 31, 2006 (December 31, 2005 - $713 million), $649 million (December 31, 2005 - $630 million) is included in accounts payable and accrued liabilities.

6. Other Long-Term Obligations

The balance in other long-term obligations consists of the following:

	March 31, 2006	December 31, 2005
Pensions and other post retirement benefits	41	40
Mark-to-market liability for stock-based compensation	40	83
Fair value of commodity price derivatives acquired[1]	29	47
Discounted obligations on capital leases[2]	40	40
Other	7	7
Closing balance, end of period	157	217

1

The fair value of derivatives acquired is amortized over the remaining life of the underlying derivative contracts. In addition to the balance in other long-term obligations, $67 million (December 31, 2005 - $84 million) is included in accounts payable and accrued liabilities.

2

Of the total discounted liability of $45 million (December 31, 2005 - $46 million), $5 million (December 31, 2005 - $6 million) is included in accounts payable and accrued liabilities.

7. Long-Term Debt

	March 31, 2006	December 31, 2005
Bank Credit Facilities	-	43
Acquisition Credit Facility (US$ denominated) [1]	976	1,848
Debentures and Notes (unsecured)
US$ denominated (US$1,929 million, 2005 – US$1,125 million) [2]	2,252	1,312
Canadian $ denominated	559	559
£ denominated (£250 million)	507	501
	$4,294	$4,263

1

At March 31, 2006 the Acquisition Credit Facility had a balance of US$836 million, at December 31, 2005 the Facility had balances of, £183 million and US$1,272 million.

2

The 2006 balance includes $350 million CDN debt that has been swapped to US$304 million.

During the quarter, the Company completed a US$500 million offering of 5.85% notes due February 1, 2037 and a $350 million offering of 4.44% notes due January 27, 2011.  Interest on both types of notes is payable semi-annually. The proceeds were used to repay a portion of the outstanding acquisition credit facility. The $350 million notes were immediately swapped into the Company’s functional currency (USD) as described in note 8.

During the quarter, the Paladin US$600 million senior credit facility was repaid and cancelled.

Subsequent to quarter end, the Company entered into a new revolving credit facility with Export Development Corporation in the amount of US$100 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

8. Financial Instruments and Physical Commodity Contracts

Commodity based sales contracts

The Company’s outstanding commodity price derivative contracts have been designated as hedges of the Company’s anticipated future commodity sales. The following tables summarize the commodity price derivative contracts and fixed price sales contracts outstanding at March 31, 2006:

Crude oil derivatives
Fixed price swaps	Hedge type	Term	(bbls/d)	US$/bbl
Dated Brent oil index	Cash flow	2006 Apr-Jun	7,418	33.50
Dated Brent oil index	Cash flow	2006 Jul-Dec	6,522	32.32
Dated Brent oil index	Cash flow	2007 Jan-Jun	5,801	41.02
Dated Brent oil index	Cash flow	2007 Jul-Dec	5,707	40.31
Dated Brent oil index	Cash flow	2008 Jan-Jun	2,473	59.63
Dated Brent oil index	Cash flow	2008 Jul-Dec	815	60.00

Natural gas derivatives
Forward sales	Hedge type	Term	mcf/d	£/mcf
Fixed price swaps (IPE/Heren index)	Cash flow	2006 Apr-Jun	2,419	3.41
Fixed price swaps (IPE/Heren index)	Cash flow	2006 Jul-Sep	2,419	3.22

Two-way collars	Hedge type	Term	mcf/d	Floor	Ceiling
				CDN$/mcf	CDN$/mcf
Two-way collars (AECO index)	Cash flow	2006 Apr-Oct	64,220	8.82	10.98
Two-way collars (AECO index)	Cash flow	2006 Nov-Mar 07	59,633	9.61	11.98
Two-way collars (AECO index)	Cash flow	2007 Apr-Oct	41,284	7.41	9.71

Physical natural gas contracts (North America)
Fixed price sales	2006	2007	2008	2009	2010	2011
Volumes (mcf/d)	14,650	12,800	3,552	3,552	3,552	3,552
Weighted-average price ($/mcf)	3.82	3.93	3.32	3.41	3.51	3.62

During the period the Company settled fixed price oil swaps for a notional 820 bbls/d covering the period April 1, 2006 to December 31, 2007 for a loss of $5 million. These contracts were designated as a hedge of anticipated future oil sales and consequently the loss will be deferred and recognized over the period ending December 31, 2007.

Interest rate and foreign exchange derivative contracts

In conjunction with the C$350 million note issued during the quarter, the Company entered into a cross currency interest rate swap in order to hedge the foreign exchange exposure on this Canadian dollar denominated liability. As a result, the Company is effectively paying interest semi-annually at a rate of 5.05% on a notional amount of US$304 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

9. Selected Cash Flow Information
	Three months ended March 31
	2006	2005
Net income	197	258
Items not involving cash
Depreciation, depletion and amortization	567	441
Property impairments	-	23
Dry hole	64	46
Net gain on asset disposals	(2)	(1)
Stock-based (recovery) compensation (note 5)	(22)	131
Future taxes and deferred petroleum revenue tax	474	13
Other	2	6
	1,083	659
Exploration	64	43
	1,344	960
Changes in non-cash working capital	72	(88)
Cash provided by operating activities	1,416	872

The cash interest and taxes paid for the three months ended March 31 were as follows:

	2006	2005
Interest paid	30	26
Income taxes paid	242	174

10.  Contingencies and commitments

Talisman continues to be subject to a lawsuit brought by the Presbyterian Church of Sudan and others commenced in November 2001 under the Alien Tort Claims Act in the United States District Court for the Southern District of New York.  The lawsuit alleges that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan.  On August 30, 2005, the Court denied Talisman's motion for Court approval to appeal the Court's prior denial of Talisman's motion for judgment on the pleadings, which sought dismissal of the lawsuit.  Also on August 30, 2005, the Court declined to dismiss the lawsuit in response to the filing of a Statement of Interest by the US Department of Justice, expressing the US Government's view that the lawsuit interferes with US-Canada relations.  On September 20, 2005, the Court denied, for the second time, the plaintiffs' motion to certify the lawsuit as a class action.  On October 5, the plaintiffs filed papers to appeal.  The Company has filed papers opposing the plaintiff's appeal.  On April 28, 2006 the Company filed a Motion for Summary Judgment, requesting the Court to dismiss the lawsuit or, alternatively, to restrict the plaintiffs' claims to factual disputes supported by admissible evidence.  Talisman believes the lawsuit is entirely without merit and is continuing to vigorously defend itself.  Talisman does not expect the lawsuit to have a material adverse effect on it.